Exhibit 99.1

Baidu Announces Second Quarter 2018 Results

BEIJING, China, July 31, 2018 – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), the leading Chinese language Internet search provider, today announced its unaudited financial results for the second quarter ended June 30, 20181.

“We had another strong quarter in Q2 with search exhibiting robust revenue growth driven by AI-powered monetization capabilities and Baidu feed continuing strong traffic and monetization momentum,” said Robin Li, Chairman and CEO of Baidu. “On DuerOS, we are excited about the newly launched Xiaodu series speakers and the adoption of DuerOS, which handled over 400 million queries in June 2018, almost doubling the workload again over a three-month span. On Apollo, we worked with King Long Motor and Neolix Technology to launch two fully autonomous L4 vehicles. These strong results are testament of our ability to focus and execute on our strategy to solidify Baidu’s mobile foundation and lead in AI.”

“Baidu delivered a solid second quarter with revenues growing 32%2 year over year to RMB 26.0 billion and non-GAAP operating profit growing 31% to RMB 6.5 billion,” said Herman Yu, CFO of Baidu. “We continue to increase our investments in AI-powered businesses with strong synergies and divest from non-core businesses. This has resulted in an acceleration of our revenue growth and allowed us to redeploy capital raised from non-core business divestures to create long-term shareholder value and increase return on capital.”

Second Quarter 2018 Financial Highlights

•

Total revenues were RMB 26.0 billion ($3.93 billion), increasing 32% year over year. Mobile revenue represented 77% of total net revenues, compared to 72% for the second quarter of 2017. Total revenues of Baidu Core were RMB 20.0 billion ($3.03 billion), increasing 28% year over year.

•	Operating income was RMB 5.4 billion ($819 million), increasing 29% year over year. Operating margin was 21%, similar to the second quarter of 2017.

•

Non-GAAP operating income was RMB 6.5 billion ($988 million), increasing 31% year over year. Non-GAAP operating margin reached 25%, similar to the second quarter of 2017. Non-GAAP operating income of Baidu Core, excluding iQIYI, was RMB 7.8 billion ($1.17 billion), increasing 32% year over year. Non-GAAP operating margin of Baidu Core, excluding iQIYI, was 39%, compared to 38% for the second quarter of 2017.

[1]

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6171 to US$1.00, the effective noon buying rate as of June 29, 2018, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

[2]

Starting from January 1, 2018, Baidu adopted a new revenue accounting standard (ASC 606), which reclassifies value added tax from the cost of revenues to net against revenues. To increase comparability of operating results and help investors better understand our business performance and operating trends, 2017 net revenues have been used to calculate all percentage changes in revenues, percentage changes in revenues per online marketing customer, operating margin, non-GAAP operating margin, and adjusted EBITDA margin. 2017 net revenues are defined as gross revenues under legacy GAAP after the deduction of value added taxes, which is presented on the same basis as 2018 and going forward.

•

Net income attributable to Baidu was RMB 6.4 billion ($967 million), and diluted earnings attributable to Baidu per ADS was RMB 18 ($2.74). Non-GAAP net income attributable to Baidu[3] was RMB 7.4 billion ($1.12 billion) and non-GAAP diluted earnings per ADS[4] was RMB 21 ($3.18).

•	Adjusted EBITDA was RMB 7.4 billion ($1.12 billion), or 29% of total revenues.

Other Highlights

Corporate

•

At Baidu Create, Baidu’s AI developer conference, which was attended by over 7,300 developers and partners from around the world earlier this month in Beijing, Baidu announced the release of Baidu Brain v3.0 and a host of other releases, as well as plans to develop Kunlun, a high performance AI chip for cloud to edge scenarios, including data centers, public clouds and autonomous vehicles.

•	Baidu and China Mobile formed a strategic partnership to cooperate in AI, big data and 5G, and agreed to jointly explore opportunities in autonomous driving and Internet of Things (IoT) at home.

•

Forbes magazine named Baidu as one of the “50 Most Innovative Companies,” recognizing Baidu’s DuerOS and Apollo AI open platforms for their leadership and innovation in conversational AI and autonomous driving in its China edition. iQIYI was also recognized for its leadership and innovation in online entertainment in China.

•

Baidu announced a $1 billion share repurchase program (“2018 Share Repurchase Program”) in June 2018, which is effective for 12 months. From the announcement of the program to date, the Company has given back to its shareholders approximately $186.8 million under the 2018 Share Repurchase Program.

Search and Feed

•	Baidu App, which offers search and personalized news feed, continues to see robust growth, reaching 148 million daily active users in June 2018, up 17% from the same period last year.

•

At Baidu Create, Baidu announced the launch of its smart mini program, which allows mobile apps in the form of a mini program to directly provide users with a seamless native-app experience through the Baidu App and other major apps in its network, bypassing the additional step of an app download.

•

People’s Daily, a major state-owned news platform in China, joined Baijiahao (“BJH”), Baidu feed’s content network, contributing over 2,000 media sources, representing approximately 38,000 BJH accounts.

•	Baidu upgraded its AI-powered ad monitoring system, which can now remove bad ads at a rate of up to 4,500 ads per minute.

•

Baidu received the 2018 Entrepreneurship, Creativity & Innovation Award, which recognized Coca Cola’s augmented reality marketing campaign on Baidu for its creative integration of data, technology and marketing.

[3]

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, the gain or loss associated with the issuance of the shares by our equity method investees at a price higher or lower than our carrying value per share, disposal gain or loss, impairment of long-term investments and fair value change of long-term investments, as adjusted for the tax effects on non-GAAP adjustments.

[4]	Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated based on non-GAAP net income attributable to Baidu.

DuerOS

•

Baidu released DuerOS v3.0, which features an improved interactive user experience, enriched content ecosystem and upgraded turn-key solutions for the DuerOS Intelligent Device Platform. DuerOS v3.0 supports new capabilities, including voiceprint recognition, children mode, continuous conversation without wake words (“Geek Mode”), video recognition and more, and added new content partners, including Discovery, VIPKID online education and Kaishu Storytelling.

•	DuerOS installed base reached 90 million devices and voice queries surpassed 400 million in June 2018.

•	In June 2018, Baidu launched DuerOS-powered Xiaodu Smart Speaker, which sold out 10,000 units within 90 seconds of its first two online sales, continuing its popular Xiaodu series speaker.

•

DuerOS entered the hospitality industry with Xiaodu Smart Speakers by partnering with InterContinental Hotels Group (IHG) to bring about AI smart hotel rooms into China, which allow customers to control their room and ask for hotel information using Baidu’s conversational AI.

•

Baidu formed strategic cooperation with over 20 global and domestic auto OEMs, including the BMW Group, Daimler AG, Ford Motor, Hyundai, KIA, Chery, BAIC, the FAW Group and Byton, to provide DuerOS for auto solutions, encompassing entertainment, internet services and safety features, using Baidu’s conversational AI, facial recognition, augmented reality navigation and other AI capabilities.

Apollo

•	King Long Motor launched Apolong, China’s first fully autonomous L4 minibus, powered by Apollo. Volume production of 100 units was reached on July 4, 2018.

•	Neolix Technology launched an L4 micro-car for cargo delivery powered by Apollo, Baidu’s autonomous driving platform.

•

Baidu released Apollo v3.0, which supports volume production for L4 minibuses (fully autonomous shuttle buses without steering wheel) and L4 microcars (fully autonomous goods delivery vehicles), adds autonomous L3 valet parking, and significantly shortens autonomous vehicle development lead time.

•	Apollo has garnered 119 OEM, Tier 1 parts supplier and other partners, adding recently Jaguar Land Rover, Byton, Valeo, ADI, Flextronics, Suning, Lionbridge and others.

•

Baidu signed a memorandum of understanding with Daimler AG to expand the companies’ partnership through the Apollo autonomous driving platform and integrate Baidu’s vehicle connectivity services into Mercedes-Benz’s infotainment system MBUX. In July 2018, Daimler became the first global OEM to receive an autonomous driving license in Beijing using a vehicle powered by Apollo L4 technology.

•	Baidu formed a partnership with BMW Group to develop vehicle connectivity services and collaborate on autonomous driving and smart transport. BMW Group has also joined Apollo as a board member.

•	Baidu released the Apollo Pilot Safety Report, China’s first safety report on autonomous driving for volume production, which serves to help define the safety framework for the industry.

AI Technology

•

Baidu released Baidu Brain v3.0, which features multi-modal deep semantic understanding to enable world-class conversational AI in Chinese, along with a full stack of over 110 AI capabilities. At Baidu Create, Baidu also released three advanced, easy-to-use tool kits—EasyDL, AutoDL and AI Studio—for developers to work with PaddlePaddle to build and train deep learning models at scale. PaddlePaddle is Baidu’s open-sourced deep learning platform made available to developers and businesses to implement their AI ideas.

•	Baidu received top awards from prestigious AI competitions, including 2018 WebVision Challenge (image recognition competition) and 2018 ActivityNet Challenge (video recognition competition).

Second Quarter 2018 Results

Total revenues reached RMB 26.0 billion ($3.93 billion), representing a 32% increase year over year.

Online marketing revenues were RMB 21.1 billion ($3.18 billion), representing a 25% increase year over year. Baidu had approximately 511,000 active online marketing customers5, representing a 9% increase year over year. Revenue per online marketing customer was approximately RMB 41,200 ($6,200), a 16% increase year over year.

Other revenues reached RMB 4.9 billion ($742 million), representing a 75% year over year, which was mainly due to the robust growth in iQIYI membership and other businesses.

Revenue from Baidu Core6 reached RMB 20.0 billion ($3.03 billion), up 28% year over year, while revenue from iQIYI reached RMB 6.2 billion ($932 million), up 51% year over year.

Content costs were RMB 5.2 billion ($788 million), representing a 68% increase year over year. The year-over-year increase was mainly due to iQIYI’s increased content costs and, to a lesser extent, increased investment in BJH, Baidu feeds’ content network.

Traffic acquisition cost was RMB 2.7 billion ($408 million), representing a 9% increase year over year.

Bandwidth costs were RMB 1.6 billion ($234 million), representing a 12% increase year over year.

Other cost of revenues, which include depreciation costs, operation costs, sales tax and surcharges and share-based compensation expenses, was RMB 2.6 billion ($386 million), increasing 5% year over year.

Selling, general and administrative expenses were RMB 4.5 billion ($681 million), increasing 54% year over year, primarily due to the increase in channel and promotional marketing.

Research and development expenses were RMB 4.0 billion ($609 million), increasing 28% year over year, primarily due to the growth of personnel-related costs.

[5]	The number of active online marketing customers and revenue per online active customer exclude our group-buying and delivery related businesses for consistency with previous reporting.
[6]

Since the beginning of 2017, we have disposed of or planned to disclose certain non-core businesses including Baidu Mobile Games, Baidu Deliveries, Global DU businesses, and Du Xiaoman (our financial services business). Those businesses generated approximately RMB 1.0 billion revenues and 0.1 billion operating profit, excluding share-based compensation expenses, for the second quarter of 2018. We expect these divestures together will generate approximately US$1.8 billion in cash.

Operating income was RMB 5.4 billion ($819 million), increasing 29% year over year. Non-GAAP operating income was RMB 6.5 billion ($988 million), increasing 31% year over year. Operating income from Baidu Core was RMB 6.7 billion ($1.02 billion), increasing 31% year over year. Non-GAAP operating income from Baidu Core was RMB 7.8 billion ($1.17 billion), increasing 32% year over year.

Income tax expense was RMB 1.1 billion ($164 million), compared to RMB 564 million in the second quarter of 2017. Effective tax rate was 18%, compared to 11% for the second quarter of 2017, which benefited from the disposal of certain subsidiaries.

Net loss attributable to noncontrolling interests was RMB 1.3 billion ($201 million), which included the loss related to the conversion of noncontrolling preferred shares to ordinary shares upon iQIYI’s IPO and the loss on investment arising from a change in fair market value per ASC 321.

Net income attributable to Baidu was RMB 6.4 billion ($967 million), increasing 45% year over year. Diluted earnings per ADS amounted to RMB 18 ($2.74). Non-GAAP net income attributable to Baidu was RMB 7.4 billion ($1.12 billion), increasing 57% year over year. Non-GAAP diluted earnings per ADS amounted to RMB 21 ($3.18).

Adjusted EBITDA reached RMB 7.4 billion ($1.12 billion) and adjusted EBITDA margin reached 29%. Adjusted EBITDA for Baidu Core reached RMB 8.6 billion ($1.29 billion) and adjusted EBITDA margin reached 43%.

As of June 30, 2018, cash, cash equivalents, restricted cash and short-term investments were RMB 128.3 billion ($19.38 billion). Net cash generated from operating activities was RMB 7.1 billion ($1.08 billion) and capital expenditures were RMB 1.5 billion ($227 million). Excluding iQIYI, cash, cash equivalents, restricted cash and short-term investments were RMB 115.2 billion ($17.41 billion), as of June 30, 2018. Excluding iQIYI, net cash generated from operating activities was RMB 7.0 billion ($1.05 billion), and capital expenditures were RMB 1.3 billion ($202 million).

In April 2018, Baidu entered into definitive agreements to divest Du Xiaoman, our financial services business. Assets of RMB 38.1 billion ($5.76 billion) and liabilities of RMB 27.3 billion ($4.13 billion) associated with Du Xiaoman were reclassified to assets and liabilities held for sale on the condensed consolidated balance sheet as of June 30, 2018. The transactions contemplated under the definitive agreements are subject to certain closing conditions and are currently expected to close in the second half of 2018.

Financial Guidance

For the third quarter of 2018, Baidu expects revenues to be between RMB 27.37 billion ($4.02 billion7) and RMB 28.77 billion ($4.23 billion), representing a 23% to 30% increase year over year. Excluding the impact from announced divestures, including Global DU and Du Xiaoman, Baidu expects revenues to be between RMB 26.56 billion ($3.91 billion) and RMB 27.92 billion ($4.11 billion), representing a 26% to 33% increase year over year. This forecast reflects Baidu’s current and preliminary view, which is subject to substantial uncertainty.

Conference Call Information

Baidu’s management will hold an earnings conference call at 9:15 PM on July 31, 2018, U.S. Eastern Time (9:15 AM on August 1, 2018, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+65 67135090
China	4006208038
US:	+1 8456750437
UK:	+44 2036214779
Hong Kong:	+852 30186771
Passcode for all regions:	3485259

A replay of the conference call may be accessed by phone at the following number until August 8, 2018:

International:	+61 2 8199 0299
Passcode:	3485259

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. Baidu aims to make a complex world simpler through technology. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU.” Currently, ten ADSs represent one Class A ordinary share.

[7]

The translations from RMB to U.S. dollars for the expected revenues in the third quarter of 2018 are made at a rate of RMB6.80 to US$1.0, the rounded noon buying rate as of July 20, 2018, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-4958

Email: ir@baidu.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the third quarter of 2018, quotations from management in this announcement, as well as Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income/loss, non-GAAP operating margin, non-GAAP net income attributable to Baidu, non-GAAP diluted earnings per ADS, adjusted EBITDA and adjusted EBITDA margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding not only non-cash charges, but also other items that are infrequent or unusual in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, the gain or loss associated with the issuance of shares by Baidu’s equity method investees at a price higher or lower than the carrying value per share, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, as adjusted for related income tax effects. Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated based on non-GAAP net income attributable to Baidu. Adjusted EBITDA represents operating income excluding depreciation, amortization (excluding the amortization of licensed copyrights and produced content of iQIYI) and share-based compensation expenses.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

Baidu, Inc.

Condensed Consolidated Statements of Income

	Three Months Ended			Six Months Ended
(In RMB millions except for share, per share (or ADS) information)	June 30, 2017	March 31, 2018	June 30, 2018	June 30, 2017	June 30, 2018
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	17,883	17,169	21,065	32,621	38,234
Others	2,991	3,738	4,907	5,144	8,645

Total revenues(note 1)	20,874	20,907	25,972	37,765	46,879

Operating costs and expenses:
Content costs	3,112	4,194	5,213	5,748	9,407
Traffic acquisition costs	2,478	2,256	2,698	4,663	4,954
Bandwidth costs	1,382	1,472	1,550	2,718	3,022
Others	3,610	1,981	2,551	6,686	4,532

Cost of revenues (note 2)	10,582	9,903	12,012	19,815	21,915
Selling, general and administrative (note 2)	2,934	3,142	4,505	5,751	7,647
Research and development (note 2)	3,148	3,294	4,033	5,983	7,327

Total operating costs and expenses	16,664	16,339	20,550	31,549	36,889

Operating income	4,210	4,568	5,422	6,216	9,990

Other income:
Interest income	712	821	882	1,361	1,703
Interest expense	(334)	(352)	(478)	(657)	(830)
Foreign exchange income(loss), net	(139)	(48)	30	(240)	(18)
Income(loss) from equity method investments	(118)	(177)	69	(194)	(108)
Other income, net	643	1,856	231	664	2,087

Total other income	764	2,100	734	934	2,834

Income before income taxes	4,974	6,668	6,156	7,150	12,824

Income taxes	564	1,120	1,086	969	2,206
Net income	4,410	5,548	5,070	6,181	10,618

Less: net loss attributable to noncontrolling interests	(5)	(1,146)	(1,332)	(11)	(2,478)

Net income attributable to Baidu	4,415	6,694	6,402	6,192	13,096

Earnings per share for Class A and Class B ordinary shares:
-Basic	113.58	188.60	183.16	160.00	371.73
-Diluted	113.11	186.76	181.36	159.36	368.10
Earnings per ADS (1 Class A ordinary share equals 10 ADSs ):
-Basic	11.36	18.86	18.32	16.00	37.17
-Diluted	11.31	18.68	18.14	15.94	36.81
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	34,678,268	34,838,392	34,953,564	34,705,989	34,896,297
Diluted	34,824,387	35,180,950	35,299,428	34,846,931	35,240,508

(1)

Starting on January 1, 2018, valued added tax has been reclassified from cost of revenues to net against revenues. To increase comparability of operating results and help investors better understand our business performance and trends, 2017 net revenues have been presented. 2017 net revenues are defined as gross revenues under legacy GAAP after the deduction of value added taxes, which is presented on the same basis as 2018 and going forward.

	Three Months Ended			Six Months Ended
	June 30, 2017	March 31, 2018	June 30, 2018	June 30, 2017	June 30, 2018
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Gross revenues	20,874	22,162	27,520	37,765	49,682
Less: value added taxes	1,175	1,255	1,548	2,121	2,803

Net revenues	19,699	20,907	25,972	35,644	46,879

(2) Includes share-based compensation expenses as follows:

Cost of revenues	48	35	60	84	95
Selling, general and administrative	236	291	302	423	593
Research and development	512	452	755	920	1,207

Total share-based compensation expenses	796	778	1,117	1,427	1,895

Baidu, Inc.

Condensed Consolidated Balance Sheets

	December 31,	June 30,
(In RMB millions except for number of shares and per share data)	2017	2018
	Audited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	11,084	28,859
Restricted cash	252	681
Short-term investments	89,381	98,725
Other invested securities	18,350	—
Accounts receivable, net	4,571	4,863
Loans and interest receivable, net	23,938	—
Amounts due from related parties	168	785
Other assets, current	3,425	5,948
Assets held for sale	—	38,113

Total current assets	151,169	177,974

Non-current assets:
Fixed assets, net	12,475	14,647
Intangible assets, net	5,467	6,875
Goodwill	15,806	15,806
Long-term investments, net	56,283	63,123
Loans and interest receivable, net	3,467	—
Amounts due from related parties	9	115
Deferred tax assets, net	1,532	1,338
Other assets, non-current	5,520	8,442

Total non-current assets	100,559	110,346

Total assets	251,728	288,320

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	1,244	633
Amounts due to the third-party investors	38,486	—
Accounts payable and accrued liabilities	27,523	30,648
Customer advances and deposits	6,785	6,914
Deferred revenue	788	1,386
Deferred income	568	542
Long-term loans, current portion	10	10
Notes payable, current portion	6,500	13,220
Amounts due to related parties	153	538
Liabilities held for sale	—	27,311

Total current liabilities	82,057	81,202

Non-current liabilities:
Deferred income	73	49
Deferred revenue	—	1,499
Long-term loans	6,701	7,534
Notes payable	29,111	32,892
Deferred tax liabilities	3,375	3,382
Other non-current liabilities	39	74

Total non-current liabilities	39,299	45,430

Total liabilities	121,356	126,632

	December 31,	June 30,
(In RMB millions except for number of shares and per share data)	2017	2018
	Audited	Unaudited
Redeemable noncontrolling interests	11,022	—

Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,614,978 shares and 27,809,471 shares issued and outstanding as at December 31, 2017 and June 30, 2018	—	—
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,201,254 shares and 7,201,254 shares issued and outstanding as at December 31, 2017 and June 30, 2018	—	—
Additional paid-in capital	12,088	30,663
Retained earnings	102,328	118,113
Accumulated other comprehensive income	930	304

Total Baidu, Inc. shareholders’ equity	115,346	149,080

Noncontrolling interests	4,004	12,608

Total equity	119,350	161,688

Total liabilities, redeemable noncontrolling interests, and equity	251,728	288,320

Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures (in RMB millions except for share and per ADS information, unaudited)

	Three months ended
	June 30, 2017	March 31, 2018	June 30, 2018
Operating income-Baidu Core	5,154	5,624	6,736
Add: Share-based compensation expenses	745	731	1,033

Non-GAAP operating income-Baidu Core	5,899	6,355	7,769

Add: Depreciation of fixed assets	847	691	760
Add: Amortization of intangible assets	52	26	33

Adjusted EBITDA - Baidu Core	6,798	7,072	8,562

Operating loss-iQIYI	(991)	(1,062)	(1,328)
Add: Share-based compensation expenses	51	47	84

Non-GAAP operating loss-iQIYI	(940)	(1,015)	(1,244)

Add: Depreciation of fixed assets	85	64	74
Add: Amortization of intangible assets	18	12	45

Adjusted EBITDA - iQIYI	(837)	(939)	(1,125)

Operating income-consolidated	4,210	4,568	5,422
Add: Share-based compensation expenses	796	778	1,117

Non-GAAP operating income-consolidated	5,006	5,346	6,539

Add: Depreciation of fixed assets	932	755	834
Add: Amortization of intangible assets	70	38	44

Adjusted EBITDA - consolidated	6,008	6,139	7,417

	Three months ended
	June 30, 2017	March 31, 2018	June 30, 2018
Net income attributable to Baidu	4,415	6,694	6,402
Add: Share-based compensation expenses	796	778	1,081
Add: Loss associated with the dilution of equity method investees, net of tax	324	53	174
Add: Disposal loss(gain), net of tax	(805)	489	114
Add: Impairment of long-term investments, net of tax	—	83	—
Add: Fair value change of long-term investments, net of tax	—	(3,512)	(338)

Non-GAAP net income attributable to Baidu	4,730	4,585	7,433

Weighted average number of ADS used in computing non-GAAP diluted earnings per ADS	348,243,867	351,809,497	352,994,277

GAAP diluted earnings per ADS	11.31	18.68	18.14
Add: Accretion of the redeemable noncontrolling interests	1.37	0.35	—
Add: Non-GAAP adjustments to earnings per ADS	0.90	(6.00)	2.92

Non-GAAP diluted earnings per ADS	13.58	13.03	21.06

Selected information (in RMB millions except for share and per ADS information, unaudited)

	Three months ended
	June 30, 2017	March 31, 2018	June 30, 2018
Baidu Core	16,626	16,127	20,018
iQIYI	4,326	4,877	6,170
Intersegment eliminations & adjustments	(78)	(97)	(216)

Total Revenues	20,874	20,907	25,972

Baidu Core	5,154	5,624	6,736
iQIYI	(991)	(1,062)	(1,328)
Intersegment eliminations & adjustments	47	6	14

Operating income	4,210	4,568	5,422
Baidu Core	33%	35%	34%
iQIYI	(24%)	(22%)	(22%)
Operating margin (note 1)	21%	22%	21%

Baidu Core	5,899	6,355	7,769
iQIYI	(940)	(1,015)	(1,244)
Intersegment eliminations & adjustments	47	6	14

Non-GAAP Operating income	5,006	5,346	6,539
Baidu Core	38%	39%	39%
iQIYI	(23%)	(21%)	(20%)
Non-GAAP Operating margin (note 1)	25%	26%	25%

Baidu Core	6,798	7,072	8,562
iQIYI	(837)	(939)	(1,125)
Intersegment eliminations & adjustments	47	6	(20)

Adjusted EBITDA	6,008	6,139	7,417
Baidu Core	43%	44%	43%
iQIYI	(21%)	(19%)	(18%)
Adjusted EBITDA margin (note 1)	30%	29%	29%

(1)

Starting on January 1, 2018, valued added tax has been reclassified from cost of revenues to net against revenues. To increase comparability of operating results and help investors better understand our business performance and trends, 2017 net revenues have been used to calculate operating margin, non-GAAP operating margin, and adjusted EBITDA margin. 2017 net revenues are defined as gross revenues under legacy GAAP after the deduction of value added-taxes, which is presented on the same basis as 2018 and going forward.